Filed Pursuant to Rule 424(b)(2)
Registration No. 333-89134

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 11, 2002)

CRAY INC.

Common Stock and
Common Stock Purchase Warrants

     We are offering and have sold, in a privately-negotiated transaction with nine purchasers, 2,941,176 shares of our common stock and four-year warrants to purchase an aggregate of 294,117 shares of common stock at an exercise price of $4.50 per share.

     We sold the shares and warrants directly to the purchasers pursuant to a Subscription Agreement dated August 30, 2002 (the “Subscription Agreement”). The purchasers in this transaction were: Riverview Group, LLC; Omicron Partners, LP; Laterman & Co.; Forevergreen Partners; Clarion Capital Corporation; Clarion Partners, L.P.; Clarion Offshore Fund, Ltd.; Dynamic Equity Hedge Fund; and Guarantee & Trust Co. TTEE FBO Morton A. Cohen GTC IRA SEP.

     No party is acting as an underwriter with respect to this offering.

     Our common stock is traded on the Nasdaq National Market under the symbol “CRAY.” On August 29, 2002, the last sale price for our common stock as reported by the Nasdaq was $3.73 per share.

     The securities offered by this prospectus supplement involve a high degree of risk. You should carefully consider the “Factors That Could Affect Future Results” contained in our Current Report on Form 8-K filed on September 3, 2002, and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is September 3, 2002.

PROSPECTUS SUPPLEMENT
USE OF PROCEEDS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
PROSPECTUS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
OUR BUSINESS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
LIMITATION OF LIABILITY AND INDEMNIFICATION
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

PROSPECTUS SUPPLEMENT

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Use of Proceeds	S-2
Plan of Distribution	S-2
Where You Can Find More Information	S-2

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document.

USE OF PROCEEDS

     We estimate the net proceeds from this transaction to be approximately $9,275,000. We anticipate that we will use the net proceeds for working capital and general corporate purposes as described in the Prospectus.

PLAN OF DISTRIBUTION

     Under the Subscription Agreement, we have received $10,000,000 from the purchasers in return for 2,941,176 shares of our common stock and four-year warrants to purchase an aggregate of 294,117 shares of our common stock at an exercise price of $4.50 per share.

     We sold the shares of common stock and warrants offered under this prospectus supplement directly to the purchasers in a privately-negotiated transaction in which no party is acting as an underwriter. The shares of common stock issuable upon exercise of the warrants are also covered by the registration statement of which this prospectus supplement is a part. Our employees will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The

S-2

information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed in the prospectus beginning on page 3.

S-3

PROSPECTUS

CRAY INC.

Common Stock and
Common Stock Purchase Warrants

     We may from time to time sell up to $20,000,000 of our common stock and/or common stock purchase warrants in one or more transactions at prices and on terms to be determined at the time of sale.

     We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and the applicable supplement, together with additional information described under the heading “Where You Can Find More Information” carefully before you invest.

     Our common stock is traded on the Nasdaq National Market under the symbol “CRAY.” On July 10, 2002, the closing price for our common stock was $3.97 per share.

     We may sell these shares of common stock and/or warrants directly to one or more purchasers, through agents on our behalf or through underwriters or dealers designated by us from time or time. If any agent or underwriter is involved in the sale of any shares of common stock and/or common stock purchase warrants in respect of which this prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in supplements to this prospectus. The supplements will also set forth the net proceeds we receive in such transactions.

     This prospectus may not be used to consummate sales of our shares of common stock and/or common stock purchase warrants unless accompanied by the applicable prospectus supplement.

     The securities offered in this prospectus involve a high degree of risk. You should carefully consider the “Factors That Could Affect Future Results” contained in our Quarterly Report on Form 10-Q for the quarter ending March 31, 2002, and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2002.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf process, we may sell any number of shares of our common stock and/or common stock purchase warrants in one or more offerings up to a total dollar amount of $20,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC’s web site at http://www.sec.gov or at the SEC’s offices referenced under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” our publicly-filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the shares of common stock and/or common stock purchase warrants.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2001;

2.	Our Quarterly Report on Form 10-Q for the quarter ending March 31, 2002;

3.	Our Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders, as filed with the SEC on April 17, 2002;

4.	Our Current Report on Form 8-K for the event of February 15, 2002, as filed on February 20, 2002;

5.	Our Current Report on Form 8-K for the event of March 4, 2002, as filed on March 5, 2002; and

6.	The description of our common stock set forth in our Registration Statement on Form SB-2 (Registration No. 33-95460-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-26820), including the amendment thereto on Form 8-A/A.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Cray Inc., 411 First Avenue South, Suite 600, Seattle, Washington 98104-2860, telephone (206) 701-2000.

     The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. You should refer to the copy of such contract or other document filed as an exhibit to the registration statement.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus.

     We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

     You should not assume that the information contained in this prospectus or the documents incorporated by reference is accurate as of any date other the date on the front of this prospectus or those documents.

OUR BUSINESS

     Cray Inc. designs, builds and sells high-performance computer systems, sometimes referred to as “supercomputers.” Our executive offices are located at Merrill Place, Suite 600, 411 First Avenue South, Seattle, WA 98104-2860, and our telephone number is (206) 701-2000.

USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that net proceeds from the sales of the shares of common stock and/or common stock purchase warrants offered under this prospectus will be used for general corporate purposes which may include, but are not limited to, working capital, capital expenditures, acquisitions and the repayment or refinancing of outstanding indebtedness. The prospectus supplement relating to specific sales of our common stock and/or common stock purchase warrants will set forth the net proceeds we receive from the sales. Pending the application of net proceeds, we expect to invest the proceeds in short-term, interest bearing instruments or other investment-grade securities.

PLAN OF DISTRIBUTION

     General. We may sell the shares of common stock and/or common stock purchase warrants offered hereby directly to one or more purchasers, through agents on our behalf, or through underwriters or dealers designated by us from time to time. We may distribute the shares of common stock and/or common stock purchase warrants from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the shares of common stock and/or common stock purchase warrants and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

     Only underwriters named in the prospectus supplement, if any, are underwriters of the securities offered with the prospectus supplement.

     Sales Directly to Purchasers. We may enter into agreements directly with one or more purchasers. Such agreements may provide for the sale of our common stock and/or common stock purchase warrants at a fixed price, based on the market price of the common stock or otherwise. Alternatively, such agreements may provide for the sale of common stock and/or common stock purchase warrants over a period of time by means of draw downs at our election which the purchaser would be obligated to accept under specified conditions. Under this form of agreement, we may sell common stock and/or common stock purchase warrants at a per share price which is discounted from the market price. Such agreements also may provide for sales of common stock based on combinations of or variations from these methods.

     Use of Underwriters, Agents and Dealers. If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the shares of common stock and/or common stock purchase warrants to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise provided in the applicable prospectus supplement, the underwriters will be obligated to purchase all the shares of common stock and/or common stock purchase warrants offered by the prospectus supplement, subject to certain conditions. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell shares of common stock and/or common stock purchase warrants directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of our common stock and/or common stock purchase warrants and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may sell the securities to dealers, as principals, from time to time. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the applicable prospectus supplement with respect to the securities being offered.

     We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     Deemed Underwriters. In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Anyone deemed to be an underwriter under the Securities Act may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

     Indemnification and Other Relationships. We may provide agents, dealers and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents, dealers or underwriters may make with respect to such liabilities. Agents, dealers and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     Listing of Securities. Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange or market, except for the common stock which is listed on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activities or liquidity of any trading in the securities.

DESCRIPTION OF SECURITIES

     Our Articles of Incorporation authorize us to issue 100,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of July 10, 2002, there were 48,331,632 shares of common stock, and 3,125,000 shares of Series A Preferred Stock, outstanding.

     Common Stock. All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to the rights of the holders of our outstanding preferred stock, if any, holders of common stock:

•	are entitled to any dividends validly declared;

•	will share ratably in our net assets in the event of a liquidation; and

•	are entitled to one vote per share.

     The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

     Preferred Stock. The Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control, which could have a depressive effect on the market price of our common stock.

     We currently have 3,125,000 shares of Series A Preferred Stock outstanding, all of which are held by NEC Corporation. The following describes the principal terms of the Series A Preferred Stock.

     Dividends. The Series A Preferred Stock accrues a cumulative dividend at the rate of 2% per annum, payable when, as and if declared by the Board of Directors. The dividend is payable in cash, except that upon the conversion of Series A Preferred Stock into common stock, the dividend is payable in shares of common stock.

     Liquidation. The Series A Preferred Stock has a liquidation preference equal to $8.00 per share of Series A Stock, plus any accrued but unpaid dividends. In the event we are liquidated, the holders of the Series A Preferred Stock would be entitled to receive in cash the liquidation preference in full before any proceeds of the liquidation were paid to the holders of common stock. In the event of a sale by us of substantially all of our assets or an acquisition of us in which holders of our voting stock prior to the acquisition own less than 50% of the voting power of the surviving entity after the acquisition (a “Sale Transaction”), the holders of Series A Stock may elect to receive the liquidation preference, and in that event the liquidation preference would be paid in the kind of consideration paid to holders of common stock in the Sale Transaction.

     Conversion. The Series A Preferred Stock is not convertible into common stock unless the Series A Preferred Stock is sold or in the event of a Sale Transaction. NEC Corporation has agreed not to sell the Series A Preferred Stock until May 10, 2003, unless a distribution agreement between NEC and ourselves is sooner terminated. Any shares of Series A Preferred Stock that are sold by NEC or its affiliates automatically convert into common stock. In the event of a Sale Transaction, if the holders of Series A Preferred Stock do not elect to receive the liquidation preference, the holders of Series A Preferred Stock receive the same consideration as if the Series A Stock had converted into common stock. The current conversion price is $7.97 per share, subject to anti-dilution adjustments, and therefore the Series A Preferred Stock is presently convertible in full into 3,136,753 shares of common stock. We have agreed, after the Series A Preferred Stock can be sold, to register the underlying common stock with the Securities and Exchange Commission for resale upon the request of NEC.

     Redemption. Neither we nor the holders of Series A Stock have any redemption rights with respect to the Series A Preferred Stock.

     Voting. The holders of Series A Preferred Stock do not have any voting rights, except on matters that would adversely affect the Series A Preferred Stock, authorize additional shares of Series A Preferred Stock, authorize any equity securities senior to the Series A Preferred Stock, or as otherwise required by law.

     Common Stock Purchase Warrants. The applicable prospectus supplement will describe the following terms of common stock purchase warrants offered under this prospectus:

•	the title;

•	the issue price or prices;

•	if applicable, the number of such warrants issued with each share of common stock;

•	the exercise price per share and the number of shares receivable upon exercise of each warrant;

•	any provisions for adjustment of the number or amount of shares of common stock receivable upon exercise of the warrants or the exercise price;

•	if applicable, the date on and after which the warrants and the related common stock will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms, including terms, procedures and limitations relating to exchange and exercise;

•	the commencement and expiration dates of the right to exercise; and

•	the maximum or minimum number which may be exercised at any time.

     Each warrant will entitle the holder to purchase for cash or in consideration of canceling a portion of the warrant such shares of common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to us or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and (b) payment of the amount due upon exercise or notice of cancellation of a portion of the warrant. As soon as practicable following the exercise, we will forward the shares of common stock purchasable upon the exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

     Transfer Agent. Mellon Investor Services LLC is the transfer agent and registrar for our common stock. We act as transfer agent and registrar for our preferred stock and common stock purchase warrants.

LEGAL MATTERS

     The validity of the securities we are offering will be passed upon by Kenneth W. Johnson, our Vice President — Legal and General Counsel. As of the date of this prospectus, Mr. Johnson held 40,914 shares of our common stock and options to purchase 310,000 shares of our common stock.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, our directors will not be liable for monetary damages to Cray or its shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. Our Restated Bylaws provide that Cray will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cray pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled “Factors That Could Affect Future Results” that appears in our Annual Report on Form 10-Q for the quarter ended March 31, 2002, as updated from time to time in our subsequent quarterly and annual reports, describe the factors that could cause these differences.